Prospectus Supplement No. 6	Filed Pursuant to Rule 424(b)(3)
Dated December 4, 2015	Registration No. 333-195783
(to Prospectus dated April 6, 2015)

Ekso Bionics Holdings, INC.

67,134,768 Shares

Common Stock

This prospectus supplement no. 6 (the “Supplement”) supplements information contained in the prospectus dated April 6, 2015, as supplemented by the prospectus supplement no. 1 dated April 23, 2015, the prospectus supplement no. 2 dated May 11, 2015, the prospectus supplement no. 3 dated August 13, 2015, the prospectus supplement no. 4 dated September 14, 2015 and the prospectus supplement no. 5 dated November 10, 2015 (collectively, the “Prospectus”), relating to the resale by selling stockholders of Ekso Bionics Holdings, Inc., a Nevada corporation, of up to 67,134,768 shares of our common stock, par value $0.001 per share.  Of the shares being offered, 54,008,968 are presently issued and outstanding and 13,125,800 are issuable upon exercise of common stock purchase warrants. The shares offered by the Prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Committee on December 4, 2015 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 4, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-K

_________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 1, 2015

Ekso Bionics Holdings, Inc.

(Exact Name of Registrant as specified in its charter)

Nevada	333-181229	99-0367049
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1414 Harbour Way South, Suite 1201

Richmond, California 94804

(Address of principal executive offices, including zip code)

(203) 723-3576

(Registrant’s telephone number, including area code)

Not Applicable

(Registrant’s former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02	Unregistered Sales of Equity Securities

On December 1, 2015,  Ekso Bionics Holdings Inc. (the “Company”) through its wholly owned subsidiary, Ekso Bionics, Inc. (“Ekso Bionics”), acquired the mechanical balance and support arms technologies of Equipois, LLC, a New Hampshire limited liability company (“Equipois”), including the rights to the zeroG® and X-Ar® products (the “Products”).

Pursuant to the terms of the asset purchase agreement among the Company, Ekso Bionics, Equipois and Allard Nazarian Group, Inc., Equipois’ parent company (the “Asset Purchase Agreement”), Ekso Bionics acquired assets (the “Acquired Assets”) integral to the Equipois business, including but not limited to patents, trademarks and other intellectual property rights as well as certain tools and product designs and specifications.  Ekso Bionics also assumed the rights and obligations of Equipois under certain intellectual property license agreements.  Neither the Company nor Ekso Bionics assumed any other obligations of Equipois.

In connection with the Asset Purchase Agreement, the parties entered into a supply agreement (the “Supply Agreement”) pursuant to which Equipois will supply the Products to Ekso Bionics during a post closing transition period and a reseller agreement (the “Reseller Agreement”) pursuant to which Equipois may purchase and resell the Products to certain current Equipois customers for a three-year term.

The initial purchase price for the Acquired Assets is 781,250 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) that were issued at the closing (the “Closing Shares”).   The Company also agreed to issue additional shares of Common Stock based upon the achievement of certain post closing performance criteria.  The additional share issuances will be calculated as follows:

The Company will issue to Equipois $500,000 in additional shares of Common Stock on December 31, 2016 or earlier in the event that Ekso Bionics terminates the Supply Agreement without cause or Equipois terminates it for cause (the “Supply Earn-Out Payment”). If Ekso Bionics terminates the Supply Agreement for cause or Equipois terminates it without cause, then Ekso Bionics will not make any Supply Earn-Out Payment;

The Company will issue to Equipois for each of the calendar years 2016, 2017 and 2018 between $125,000 and $375,000 worth of additional Common Stock based upon the Product sales by Equipois and Ekso Bionics during those periods (each an “Annual Earn-Out Payment”); and

Upon Ekso Bionics’ termination of the Reseller Agreement without cause, the Company will pay to Equipois a final amount, payable in shares of Common Stock, such that the total consideration received by Equipois, including the Closing Shares, the Supply Earn-Out Payment and the Annual Earn-Out Payments, is not less than the sum of (a) 7.5 multiplied by an amount equal to 10% of specified revenue of Equipois related to sales of the Products during the four complete quarters preceding the date of termination of the Reseller Agreement plus (b) 7.5 multiplied by an amount equal to 5% of specified revenue of Ekso Bionics related to sales of the Products during the four complete quarters preceding the date of termination of the Reseller Agreement (the “Final Earn-Out Payment” and together with the Annual Earn-Out Payments, the “Sales Earn-Out Payments”).

The number of shares of Common Stock issuable by the Company to satisfy the Supply Earn-Out Payment will be determined by dividing the payment amount by the lesser of (a) $1.28 or (b) the greater of (i) $1.00 or (ii) the volume-weighted average price of the common stock for the 20 trading days preceding the date triggering payment of the Supply Earn-Out (the “Minimum Price”).  The number of shares of Common Stock issuable by the Company to satisfy the Sales Earn-Out Payments (or any Buyout Payment described below) will be determined by dividing the payment amount by the greater of (a) the volume-weighted average price of the Common Stock for the 60 trading days ending on the date immediately prior to the termination of the applicable period or (b) the Minimum Price.

The Company is not obligated to pay a Sales Earn-Out Payment if, prior to the time such Sales Earn-Out Payment otherwise becomes due and payable, (a) Ekso Bionics terminates either of the Supply Agreement or the Reseller Agreement for cause prior to the end of its stated term, or (b) Equipois terminates either the Supply Agreement or the Reseller Agreement other than for cause prior to the end of its stated term.

Each of the Company and Equipois may elect, upon 90 days notice given prior to December 1, 2016, to terminate the Reseller Agreement and, in lieu of any further Sales Earn-Out Payments, to have the Company make to Equipois a final payment, payable in shares of Common Stock (the “Buyout Payment”).  If the Company elects to make the Buyout Payment, the Buyout Payment will be in an amount such that the total consideration Equipois receives, including all other payments, is not less than $2,500,000, in the case of the Company’s election prior to December 1, 2016, or $3,000,000, in the case of its election between December 1, 2016 and November 30, 2017.  If Equipois elects to receive the Buyout Payment, the Buyout Payment will be in an amount such that the total consideration Equipois receives, including all other payments, is not less than $1,750,000, in the case of Equipois’ election prior to December 1, 2016, or $1,875,000, in the case of its election between December 1, 2016 and November 30, 2017.

The resale of shares of Common Stock issued to Equipois are subject to volume limitations pursuant to which the number of shares of Common Stock that Equipois may sell or otherwise transfer on any one day will not exceed 5% of the average daily trading volume of the Company’s Common Stock for the immediately preceding 20 trading days. In addition, Equipois may not sell or otherwise transfer any Closing Shares until June 1, 2016, at which point Equipois may sell up to 50% of the Closing Shares. From June 2, 2016 to September 1, 2016, Equipois may sell up to 75% of the Closing Shares, and following December 1, 2016, all of the Closing Shares may be sold. In addition, shares of Common Stock issued in connection with the Buyout Payment or Final Sales Earn-Out Payment will be subject to a similar phased one-year lock-up. In all cases, resales of the shares of Common Stock issued to Equipois will be subject to compliance with the requirements of securities law.

The Company issued the Closing Shares and will issue the shares of Common Stock issuable in satisfaction of the Supply Earn-Out Payment, the Sales Earn-Out Payments or the Buyout Payment, as the case may be, in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D.

Item 7.01	Regulation FD Disclosure

On December 4, 2015, the Company issued a press release announcing the acquisition of the Acquired Assets from Equipois pursuant to the Asset Purchase Agreement. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

The information contained in this Item 7.01, including the information contained in Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

This Current Report on Form 8-K, including Exhibit 99.1 furnished herewith, contains “forward-looking statements.” Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements. Forward-looking statements may include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to the design, development and commercialization of human exoskeletons, (ii) a projection of financial results, financial condition, capital expenditures, capital structure or other financial items, (iii) the Company's future financial performance and (iv) the assumptions underlying or relating to any statement described in points (i), (ii) or (iii) above. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the Company's inability to obtain adequate financing to fund the Company's operations and necessary to develop or enhance our technology, the significant length of time and resources associated with the development of the Company's products, the Company's failure to achieve broad market acceptance of the Company's products, the failure of our sales and marketing organization or partners to market our products effectively, adverse results in future clinical studies of the Company's medical device products, the failure to obtain or maintain patent protection for the Company's technology, failure to obtain or maintain regulatory approval to market the Company's medical devices, lack of product diversification, existing or increased competition, and the Company's failure to implement the Company's business plans or strategies. These and other factors are identified and described in more detail in the Company's filings with the SEC. These forward-looking statements are made as of the date of this Current Report, and the Company does not undertake an obligation to update these forward-looking statements after such date.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit	Description

99.1	Press release dated December 4, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EKSO BIONICS HOLDINGS, INC.

By:	/s/ Max Scheder-Bieschin
Name:	Max Scheder-Bieschin
Title:	Chief Financial Officer

Dated: December 4, 2015